Exhibit (a)(5)(A)

APOGENT TECHNOLOGIES INC.

Offer To Purchase For Cash

Up To 15,000,000 Shares of Common Stock

(Including Associated Preferred Stock Purchase Rights)

At A Purchase Price Not Greater Than $17.50

or Less Than $15.00 Per Share

The Offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on May 21, 2003, unless the Offer is extended.

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated April 23, 2003, and the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, together constitute the “Offer”) in connection with the offer by Apogent Technologies Inc. to purchase, directly or through its subsidiaries, up to 15,000,000 shares of its common stock, including the associated preferred stock purchase rights (or any smaller number of shares as are validly tendered and not properly withdrawn). Apogent will determine the lowest price, not greater than $17.50 or less than $15.00 per share (the “Purchase Price”), that will allow it to purchase 15,000,000 shares (or any smaller number of shares as are validly tendered and not properly withdrawn), taking into account the prices specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer.

All shares acquired in the Offer will be acquired at the Purchase Price. Shares validly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions. Shares tendered at prices greater than the Purchase Price will not be purchased and such shares, and shares not purchased because of proration or conditional tender, will be returned. Apogent reserves the right, in its sole discretion, to purchase more than 15,000,000 shares pursuant to the Offer. See Sections 1 and 5 of the Offer to Purchase.

If, prior to the Expiration Date (as defined in the Offer to Purchase), more than 15,000,000 shares (or any greater number of shares as Apogent may elect to purchase) are validly tendered and not properly withdrawn, Apogent will, upon the terms and subject to the conditions of the Offer, accept shares for purchase (i) first from odd lot holders (as defined in the Offer to Purchase) who validly tender all applicable shares owned by them beneficially or of record at or below the Purchase Price, (ii) second, after purchase of all of the foregoing shares, all shares conditionally tendered, for which the condition was satisfied, and all other shares tendered unconditionally, in each case at prices at or below the Purchase Price, on a pro rata basis and (iii) third, if necessary, shares conditionally tendered, for which the condition was not satisfied, at prices at or below the Purchase Price selected by random lot. If any shareholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of his or her shares may be purchased because of the proration provisions, the shareholder may tender shares subject to the condition that a specified minimum number of shares (which may be represented by designated stock certificates) or none of such shares be purchased. See Sections 1, 3 and 6 of the Offer to Purchase.

We are the owner of record of shares held for your account. As such, we are the only ones who can tender those shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender shares we hold for your account.

Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

We call your attention to the following:

1.    You may tender shares at prices not greater than $17.50 or less than $15.00 per share as indicated in the attached Instruction Form, net to you in cash. Under no circumstances will interest on the Purchase Price be paid by Apogent regardless of any delay in making payment.

2.    Whether or not you tender all of your shares, you may condition your tender of shares on Apogent purchasing all or a minimum number of your shares. If you do so, however, unconditional tenders and tenders with a lower minimum condition may have priority over your shares. Also, you will be eligible to participate in the random lot selection procedures for conditional tenders in the case of certain oversubscriptions (as discussed in the Offer to Purchase) only if your conditional tender covers all of your shares. For all of these reasons, any conditional tender may reduce the likelihood that at least some of your shares will be purchased.

3.    The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions.

4.    The Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on May 21, 2003, unless Apogent extends the Offer.

5.    The Offer is for 15,000,000 shares of common stock, representing approximately 15% of Apogent’s outstanding shares as of April 22, 2003. Upon the terms and subject to the conditions of the Offer, Apogent may purchase pursuant to the Offer an additional amount of shares not to exceed 2% of the outstanding shares of Apogent common stock without amending or extending the Offer, subject to applicable law.

6.    Tendering shareholders will not be obligated to pay brokerage fees or commissions to the Dealer Manager, the Depositary, or the Information Agent or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the sale of shares pursuant to the Offer. A tendering shareholder who holds securities with a shareholder’s broker may be required by the broker to pay a service charge or other fee.

7.    If you beneficially hold an aggregate of fewer than 100 shares, and you instruct us to tender on your behalf all of your shares at or below the Purchase Price before the expiration date and check the box captioned “Odd Lots” in the attached Instruction Form, Apogent, upon the terms and subject to the conditions of the Offer, will accept all of those shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the Purchase Price.

8.    If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit a separate Letter of Transmittal on your behalf for each price you will accept.

If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all of your shares registered in our name unless you specify otherwise on the attached Instruction Form.

Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the Expiration Date of the Offer. The Offer, proration period and withdrawal rights expire at 12:00 midnight, New York City time, on May 21, 2003, unless Apogent extends the Offer.

As described in Section 1 of the Offer to Purchase, if more than 15,000,000 shares have been validly tendered at prices at or below the Purchase Price, and not properly withdrawn prior to the expiration date (as defined in the Offer to Purchase), Apogent will purchase validly tendered shares on the basis set forth below:

(a)    first, all shares validly tendered and not properly withdrawn prior to the Expiration Date by any odd lot holder (as defined in the Offer to Purchase) who:

(1)    tenders all shares beneficially owned by the odd lot holder at a price at or below the Purchase Price, including by electing to accept the Purchase Price determined by Apogent (tenders of less than all shares owned by the shareholder will not qualify for this preference); and

(2)    completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(b)    second, after purchase of all of the shares listed above, all shares (1) conditionally tendered in accordance with Section 6 of the Offer to Purchase, for which the condition was satisfied, and (2) all other shares tendered validly and unconditionally, in each case at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described in Section 1 of the Offer to Purchase; and

(c)    third, if necessary, shares conditionally tendered, at or below the Purchase Price and not properly withdrawn prior to the Expiration Date by shareholders who tendered all of their shares but for which the condition was not satisfied, selected by random lot in accordance with Section 6 of the Offer to Purchase.

Whether or not you tender all of the shares you own (whether beneficially or of record), you may condition your tender on Apogent purchasing a minimum number of your tendered shares. In that case, if as a result of the preliminary proration provisions in the Offer to Purchase Apogent would purchase less than the specified minimum number of your shares, then Apogent will not purchase any of your shares, except as provided in the next sentence. If as a result of conditionally tendered shares not being purchased the total number of shares that would be purchased falls below the aggregate number of shares sought in the Offer, Apogent will select, by random lot, shares for purchase from shareholders who conditionally tendered all of their shares and for which the condition, based on a preliminary proration, has not been satisfied. See Sections 1 and 6 of the Offer to Purchase.

The Offer is being made to all holders of shares of Apogent common stock. Apogent is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If Apogent becomes aware of any valid state statute prohibiting the making of the Offer, Apogent will make a good faith effort to comply with the statute. If, after that good faith effort, Apogent cannot comply with such statute, the Offer will not be made to, and tenders will not be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Apogent by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF

APOGENT TECHNOLOGIES INC.

Please tender to Apogent Technologies Inc., on (our) (my) behalf, the number of shares indicated below, which are beneficially owned by (us) (me) and registered in your name, upon the terms and subject to the conditions contained in Apogent’s Offer to Purchase dated April 23, 2003, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

Number of Shares to be tendered pursuant to this Instruction Form:

                                 Shares

PRICE (IN DOLLARS) PER SHARE

AT WHICH SHARES ARE BEING TENDERED

Check Only One Box.

If more than one box is checked or if no box is checked we may not validly tender your shares.

SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION

☐	I want to maximize the chance of having Apogent purchase all of the shares I am tendering (subject to the possibility of proration). Accordingly by checking this ONE box INSTEAD OF ONE OF THE PRICE SELECTION BOXES BELOW, I hereby instruct you to tender my shares at the Purchase Price resulting from the Dutch Auction tender process. I acknowledge that this action will result in me receiving a price per share that could be as low as $15.00 or as high as $17.50.

OR

SHARES TENDERED AT PRICE SELECTED BY SHAREHOLDER

By checking ONE of the boxes below INSTEAD OF THE BOX ABOVE, I hereby instruct you to tender shares at the price checked. I acknowledge that this action could result in none of the shares being purchased if the Purchase Price is less than the price checked. (Shareholders who desire to tender shares at more than one price must complete a separate Instruction Form for each price at which shares are tendered.)

☐ $15.00	☐ $16.00	☐ $17.00
☐ $15.25	☐ $16.25	☐ $17.25
☐ $15.50	☐ $16.50	☐ $17.50
☐ $15.75	☐ $16.75

CONDITIONAL TENDER

☐	Check here if you are tendering all of your shares.
☐	Check here and complete the following if your tender is conditional on Apogent purchasing all or a minimum number of your tendered shares.

Minimum number of shares to be sold:

ODD LOTS

(SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL)

☐	By checking this box the undersigned represents that the undersigned owns, beneficially or of record, an aggregate of fewer than 100 shares and is tendering all of the undersigned’s shares.

ODD LOT SHARES CANNOT BE CONDITIONALLY TENDERED

The method of delivery of this document is at your option and risk. If delivery is by mail, we recommend registered mail with return receipt requested. In all cases, allow sufficient time to assure delivery.

Apogent’s board of directors has approved the Offer. However, Apogent, its board of directors, the Dealer Manager, the Information Agent, and the Depositary make no recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices the shares should be tendered.

Signature(s):	Address:

(Including Zip Code)

Name(s):	Area Code and Telephone Number:

(Please Print)

(Taxpayer Identification or Social Security Number)	Date: , 2003

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